EXHIBIT 10.29

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of October 1, 2003 (the “Effective Date”) by and between HEALTH CARE PROPERTY INVESTORS, INC., a Maryland corporation (“HCPI”), and CHARLES A. ELCAN (“Executive”).

RECITALS

A. HCPI and Executive desire to enter into an employment agreement upon the terms set forth in this Agreement; and

B. HCPI desires to employ Executive as Chief Executive Officer of HCPI’s subsidiary, Medcap Management Company (the “Management Company”), and Executive is willing to accept such employment by HCPI, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

AGREEMENT

1. Duties. During the Employment Period (as defined below), Executive agrees to be employed by and to serve HCPI as Executive Vice President of HCPI and Chief Executive Officer of the Management Company. Executive shall report to the Chief Executive Officer of HCPI (the “HCPI CEO”). HCPI agrees to employ and retain Executive in such capacity. Executive will be responsible for the customary management responsibilities expected of an individual holding such position and such other responsibilities consistent with the position as may be assigned to Executive from time to time by the Board of Directors of HCPI (the “Board”). Subject to the oversight and control of the Board and the HCPI CEO, the Executive will have responsibility for coordinating HCPI’s acquisition, disposition, development and management of medical office buildings (“MOBs”) and related properties. In addition, during the Employment Period, the Executive will be one of the HCPI designated members of the executive committee of HCP Medical Office Portfolio, LLC. Notwithstanding the foregoing, Executive’s responsibility for the acquisition, development and management of MOBs may be limited by (a) agreements currently in effect (as set forth on Schedule A hereto), and (b) with respect to MOBs acquired after the Effective Date, agreements or arrangements entered into in connection with the acquisition of portfolios of MOBs.

2. Term of Employment.

(a) Definitions. For purposes of this Agreement the following terms shall have the following meanings:

(i)	“Termination For Cause” shall mean termination by HCPI of Executive’s employment with HCPI by reason of Executive’s:

A.	willful and continued failure to perform his duties with HCPI after a written demand for performance is delivered to Executive by the Board, which demand specifically identifies the manner in which the Board believes that Executive has not performed his duties;

B.	willful and continued failure to follow and comply with the specific and lawful directives of the Board, as reasonably determined by the Board, after a written demand for performance is delivered to Executive by the Board, which demand specifically identifies the manner in which the Board believes that Executive has not performed his duties;

C.	willful commission of an act of fraud or dishonesty resulting in economic or financial injury to HCPI or injury to HCPI’s reputation;

D.	willful engagement in illegal conduct or gross misconduct, in each case which is injurious to HCPI; or

E.	indictment for, conviction of or a plea of guilty or nolo contendre to, any felony.

(ii)	“Termination Without Cause” shall mean termination by HCPI of Executive’s employment by HCPI before a Change in Control (as defined in Section 2(a)(vi)) or more than two (2) years after a Change in Control, other than a Termination For Cause, or due to Executive’s death or Disability.

(iii)	“Good Reason” shall mean, without Executive’s express written consent, the occurrence of any of the following circumstances :

A.	the assignment to Executive of any duties inconsistent with the position in HCPI that Executive held immediately prior to Notice of Termination, a significant adverse alteration in the nature or status of Executive’s responsibilities or the conditions of Executive’s employment from those in effect immediately prior to such Notice of Termination, or any other action by HCPI that results in a material diminution in Executive’s position, authority, duties or responsibilities;

B.	HCPI’s reduction of Executive’s Base Salary (as defined below) as in effect on the Effective Date or as the same may be increased from time to time;

C.	the relocation of HCPI’s offices at which Executive is principally employed immediately prior to the date of the Notice of Termination (Executive’s “Principal Location”) to a location more than twenty-five (25) miles from such location, or HCPI’s requiring Executive, without Executive’s written consent, to be based anywhere other than Executive’s Principal Location, except for required travel on HCPI’s business to an extent consistent with Executive’s business travel obligations prior to the date of the Notice of Termination;

D.	HCPI’s failure to pay to Executive any portion of Executive’s current compensation or to pay to Executive any portion of an installment of deferred compensation due under any deferred compensation program of HCPI within seven (7) days of the date such compensation is due;

E.	HCPI’s failure to continue in effect any material benefit plan in which Executive participated immediately prior to the Notice of Termination, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or HCPI’s failure to continue Executive’s participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of Executive’s participation relative to other participants, as existed prior to the Notice of Termination;

F.	HCPI’s failure to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 9(g) hereof; or

G.	any purported termination of Executive’s employment that is not effected pursuant to a Notice of Termination satisfying the requirements of Section 2(ix) hereof (and, if applicable, the requirements of Section 2(a)(i) hereof), which purported termination shall not be effective for purposes of this Agreement;

provided, however, that no termination for Good Reason shall be effective unless and until Executive gives a Notice of Termination (as described in Section 2(a)(vii)) to HCPI specifying the reason(s) for such termination and provides HCPI with at least sixty (60) days’ opportunity to cure or remedy such reasons, and provided, further, that Executive’s continued

employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

(iv)	“Voluntary Termination” shall mean termination by Executive of Executive’s employment by HCPI without Good Reason.

(v)	“Termination Upon a Change in Control” shall mean (A) a termination by Executive of Executive’s employment with HCPI for Good Reason following a Change in Control (as defined below), or (B) a Termination Without Cause following a Change in Control.

(vi)	“Change in Control” shall be deemed to occur if:

A.	any Person (as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of HCPI representing twenty-five percent (25%) or more of the combined voting power of HCPI’s then outstanding securities (“Outstanding HCPI Voting Securities”); provided, however, that for purposes of this Subsection 2(a)(vi)(A), the following shall not constitute a Change in Control: (1) any acquisition by HCPI or any corporation controlled by HCPI, (2) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by HCPI or any corporation controlled by HCPI, or (3) any acquisition by a Person of twenty-five percent (25%) of the Outstanding HCPI Voting Securities as a result of an acquisition of common stock of HCPI by HCPI which, by reducing the number of shares of common stock of HCPI outstanding, increases the proportionate number of shares beneficially owned by such Person to twenty-five percent (25%) or more of the Outstanding HCPI Voting Securities; and provided, further, that if a Person shall become the beneficial owner of twenty-five percent (25%) or more of the Outstanding HCPI Voting Securities by reason of a share acquisition by HCPI as described above and shall, after such share acquisition by HCPI, become the beneficial owner of any additional shares of common stock of HCPI, then such acquisition of additional shares shall constitute a Change in Control;

B.	during any period of two (2) consecutive years after the execution of this Agreement, individuals who at the beginning of such period constitute the Board, together with any new director(s) whose election by the Board or nomination for election by HCPI’s stockholders was approved by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (hereinafter referred to as “Continuing Directors”) (which shall not include any director designated by a person who has entered into an agreement with HCPI to effect a transaction described in Sections 2(a)(vi)(A), (C) or (D)), cease for any reason to constitute at least a majority thereof;

C.	the consummation by HCPI of a merger or consolidation of HCPI with any other entity, except for a merger or consolidation which would result in the voting securities of HCPI outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than sixty-six and two-thirds percent (66 2/3%) of the combined voting power of the voting securities of HCPI or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of HCPI (or similar transaction) in which no Person acquires more than twenty-five percent (25%) of the combined voting power of HCPI’s then outstanding securities shall not constitute a Change in Control; or

D.	the stockholders of HCPI approve a plan of complete liquidation of HCPI or an agreement for the sale or disposition by HCPI of all or substantially all of HCPI’s assets.

(vii)	“Notice of Termination” shall mean a notice that indicates the specific termination provision in this Agreement relied upon and sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

(viii)	“Date of Termination” shall mean (A) if Executive’s employment is terminated due to Executive’s death, the date of Executive’s death; (B) if Executive’s employment is terminated due to Disability, five (5) days after Notice of Termination is given

(provided that Executive shall not have returned to the full-time performance of Executive’s duties during such five (5)-day period), and (C) if Executive’s employment is terminated pursuant to Sections 2(a)(i), (ii), (iii), (iv) or (v) for any other reason (other than death or Disability (as defined in Section 2(e)), the date specified in the Notice of Termination (which, in the case of a Termination Without Cause shall not be less than thirty (30) days from the date such Notice of Termination is given, and in the case of a termination for Good Reason shall not be less than sixty (60) days from the date such Notice of Termination is given).

(b) Term of Employment. The initial term of employment hereunder shall commence on the Effective Date and continue for a continuous period of three (3) years, subject to any extension or termination as provided in this Agreement. The Executive’s employment shall be extended automatically for additional one (1) year periods at the end of the initial three (3) period, unless either party gives notice to the other of its or his election not to extend not less than three (3) months prior to the applicable expiration date. The initial term of employment and any extensions thereof, unless sooner terminated, shall be referred to as the “Employment Period.”

(c) Termination For Cause. Termination For Cause may be effected by HCPI at any time during the Employment Period and shall be effected by written notification to Executive. Upon a Termination For Cause, Executive shall immediately be paid all accrued Base Salary, any annual incentive plan bonus compensation to the extent awarded but unpaid, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of HCPI in which Executive is a participant to the full extent of Executive’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Executive in connection with his duties hereunder, all to the Date of Termination, but Executive shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation.

(d) Termination Without Cause. Notwithstanding anything else in this Agreement, HCPI may effect a Termination Without Cause at any time upon giving a Notice of Termination to Executive of such termination. Upon any Termination Without Cause, Executive shall immediately be paid all accrued Base Salary, any annual incentive plan bonus compensation to the extent earned, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of HCPI in which Executive is a participant to the full extent of Executive’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Executive in connection with his duties hereunder, all to the Date of Termination, and all severance compensation provided in Section 5(b), but no other compensation or reimbursement of any kind, including severance compensation under any severance plan maintained by HCPI generally for its employees.

(e) Termination by Reason of Disability. If, during the Employment Period, Executive has failed to perform his duties under this Agreement on account of illness or physical or mental incapacity, and such illness or incapacity continues for a period of more than one hundred twenty (120) days total in any twelve (12) month period (a “Disability”), HCPI shall have the right to terminate Executive’s employment hereunder by written Notice of Termination to Executive and payment to Executive of all accrued Base Salary, any annual incentive plan bonus compensation to the extent awarded but unpaid, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of HCPI in which Executive is a participant to the full extent of Executive’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Executive in connection with his duties hereunder, all to the Date of Termination. In addition, HCPI shall continue Executive’s group health and dental insurance through the expiration of the Employment Period, but Executive shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation. The term “Disability” shall, for the purposes of this Agreement, be determined by either of the following: (i) a licensed healthcare professional selected by HCPI; or (ii) any disability insurance provided to the Executive pursuant to this Agreement.

(f) Death. In the event of Executive’s death during the Employment Period, Executive’s employment shall be deemed to have terminated as of the last day of the month during which his death occurs, and HCPI shall pay to his estate or such beneficiaries as Executive may from time to time designate all accrued Base Salary, any annual incentive plan bonus compensation to the extent awarded but unpaid, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of HCPI in which Executive is a participant to the full extent of Executive’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Executive in connection with his duties hereunder, all to the Date of Termination, but Executive’s estate shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation.

(g) Voluntary Termination. In the event of a Voluntary Termination, HCPI shall immediately pay all accrued Base Salary, any annual incentive plan bonus compensation to the extent awarded but unpaid, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of HCPI in which Executive is a participant to the full extent of Executive’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Executive in connection with his duties hereunder, all to the Date of Termination, but Executive shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation.

(h) Termination Upon a Change in Control. In the event of a Termination Upon a Change in Control, Executive shall immediately be paid all accrued Base Salary, annual incentive plan bonus compensation to the extent awarded but unpaid, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of HCPI in which Executive is a participant to the full extent of Executive’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Executive in connection with his duties hereunder, all to the Date of Termination, and all severance compensation provided in Section 5(a), but Executive shall not be paid any other compensation or reimbursement of any kind, including severance compensation under any severance plan maintained by HCPI generally for its employees.

3. Salary, Benefits and Bonus Compensation.

(a) Base Salary. As payment for the services to be rendered by Executive as provided in Section 1 and subject to the terms and conditions of Section 2, HCPI agrees to pay to Executive a base salary (the “Base Salary”) for the period beginning on the Effective Date at the rate of $350,000 per annum, payable in equal semi-monthly installments. Executive’s Base Salary shall be reviewed annually for increase but not decrease by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

(b) Annual Incentive Plan Bonus.

(i)	Annually, the HCPI CEO will recommend to the Compensation Committee an incentive compensation plan consisting of metrics that reward Management Company financial performance and HCPI corporate-wide achievement of goals and that will be based upon a multiple of the Base Salary and achievement of the goals.

(ii)	The plan metrics for the first full year of the Employment Period (2004) will be determined no later than thirty (30) days after the Effective Date. The parties anticipate that the 2004 plan parameters will be:

A.	Weighted seventy-five percent (75%) for Management Company performance and twenty-five (25%) for HCPI overall performance.

B.	Management Company specific measures will be weighted thirty-seven and five-tenths percent (37.5%) for Net Operating Income (“NOI”), thirty-seven and five-tenths percent (37.5%) for NOI less leasing commissions and tenant improvements (Cashflow”), ten percent (10%) for Tenant Satisfaction (as described below), and fifteen percent (15%) for individual specific goals established by the Compensation Committee, subject to the following:

i. NOI and Cashflow will be measured annually.

ii. Target goals for NOI and Cashflow will be calculated as a percentage of budget in the following increments: Low = ninety-five percent (95%) of budget; Target = one hundred percent (100%) of budget and Maximum = one hundred and five percent (105%) of budget.

iii. Tenant Satisfaction will be based upon achievement of predetermined standards using an independent survey conducted annually. Satisfaction will be determined as a percentage of respondents answering either “satisfied” or “very satisfied” to the questions on the survey.

iv. Individual goals will include management, acquisition, disposition and development activities relating to HCPI’s MOBs and other goals established from time to time by the Compensation Committee.

v. Annual Incentive Plan Targets will be set at the following percentage of Base Salary: Less than Low = zero percent (0%); Low = twenty percent (20%); Target = eighty percent (80%), and Maximum or above = one hundred sixty percent (160%).

(iii)	Funding for the above shall be subject to audit by HCPI’s accountants and approved by the HCPI CEO and the Compensation Committee. Awards will be payable within ninety (90) days after the incentive compensation plan year end. For purposes of this Section 3(b), the NOI and Cashflow budgets shall be based on “same-store” NOI and Cashflows and will be subject to amendment from time to time to reflect acquisitions and dispositions.

(c) Restricted Stock Grant. As an incentive to support corporate-wide performance and as an additional reward for a smooth transition of the businesses, HCPI will provide Executive with a one-time award of thirty-three thousand five hundred (33,500) shares of restricted stock under HCPI’s 2000 Stock Incentive Plan (as amended and restated effective as of May 7, 2003) (the “Stock Plan”), subject to all terms and conditions of the Plan and to the following provisions:

(i)	Restrictions with respect to the award will lapse in one-fifth increments on the first (1st), second (2nd), third (3rd), fourth (4th) and fifth (5th) anniversaries of the grant date and will be subject to Executive’s continued employment.

(ii)	Restricted stock will be forfeited upon termination of Executive’s employment, unless (A) Executive’s termination is due to a Termination Upon Change in Control of HCPI, or (B) Executive has a qualified retirement defined as age sixty (60) and fifteen (15) years of service or age sixty-five (65) and five (5) years of service.

(iii)	Dividends on restricted stock awards will be paid to Executive.

(d) Stock Options. As of the Effective Date, HCPI will grant to Executive under the Stock Plan options to purchase a total of fifty thousand (50,000) shares of common stock at a price per share (the “Strike Price”) equal to the closing price on the Effective Date (the “Grant Date”), subject to all terms and conditions of the Stock Plan. The options shall vest and shall become exercisable in accordance with the Stock Plan in equal annual increments over a period of five (5) years commencing on the first (1st) anniversary of the Grant Date, and any unvested options shall be forfeited if Executive’s employment is terminated, except that the provisions of the Stock Plan which accelerate vesting upon Retirement (as defined in the Stock Plan), death, Disability or a Termination Upon a Change in Control shall apply.

(e) Additional Benefits. During the Employment Period, Executive shall be entitled to the following fringe benefits:

(i)	Executive Benefits. Executive shall be eligible to participate in such of HCPI’s benefits and deferred compensation plans as are generally available as of the Effective Date or later made generally available to executive of HCPI, including, without limitation, HCPI’s 2000 Stock Incentive Plan, profit sharing plans, annual physical examination, dental and medical plans (but HCPI shall separately pay any deductible or co-payment amounts), personal catastrophe and disability insurance and retirement plans.

(ii)	Vacation. Executive shall be entitled to four (4) weeks of vacation during each year during the term of this Agreement and any extensions thereof, prorated for partial years.

(iii)	Reimbursement for Expenses. During the Employment Term, HCPI shall reimburse Executive for reasonable and properly documented (in accordance with HCPI’s policies as in effect from time to time) out-of-pocket business and/or entertainment expenses incurred by Executive in connection with his duties under this Agreement.

4. Accelerated Vesting Upon a Change in Control.

(a) Restricted Stock. Notwithstanding any provisions of HCPI’s stock option plans, incentive plans, or other similar plans, in the event of a Change in Control the restricted period with respect to any restricted stock granted to Executive thereunder shall lapse and such shares shall be distributed to Executive immediately prior to any Change in Control.

(b) Stock Options. All outstanding options granted to Executive under any of HCPI’s stock option plans, incentive plans or other similar plans (or options substituted therefor covering the stock of a successor corporation) shall in the event of a Change in Control become fully vested and exercisable immediately prior to any Change in Control as to all shares of stock covered thereby.

5. Severance Compensation.

(a) Severance Compensation in the Event of a Termination Upon a Change in Control. In the event Executive’s employment is terminated in a Termination Upon a Change in Control within the two (2) year period immediately following the date of a Change in Control, Executive shall be entitled to the payments and benefits provided below:

(i)	HCPI shall pay to Executive (A) Executive’s full Base Salary, when due, through the Date of Termination at the rate in effect at the time Notice of Termination is given, at the time specified in Section 5(a)(vi), (B) the unpaid portion, if any, of any annual incentive plan bonus, plus an amount equal to Executive’s annual incentive plan bonus, pro rated from January 1 of the termination year through the Date of Termination, and (C) all other amounts to which Executive is entitled under any compensation plan of HCPI at the time such payments are due;

(ii)	In lieu of any further Base Salary payments to Executive for periods subsequent to the Date of Termination, HCPI shall pay as severance pay to Executive, at the time specified in Section 5(a)(vi), a lump sum severance payment (together with the payments provided in Sections 5(a)(iii) and (iv) below, the “Severance Payments”) equal to the sum of three (3) times Executive’s annual Base Salary as in effect as of the Date of Termination or immediately prior to the Change in Control, whichever is greater, and three (3) times Executive’s targeted annual incentive plan bonus as in effect as of the Date of Termination or the highest annual incentive plan bonus received by Executive in the three (3) years immediately prior to the Change in Control, whichever is greater;

(iii)	For a period of three (3) years, HCPI shall continue to provide Executive and Executive’s eligible family members, based on the cost sharing arrangement between Executive and HCPI on the date of the Change in Control, with medical and dental health coverage at least equal to those which would have been provided to Executive and his eligible family members if Executive’s employment had not been terminated or, if more favorable to Executive, as in effect generally at any time thereafter, provided, however, that Executive shall advise HCPI if Executive becomes re-employed with another employer, and he and his eligible dependents are eligible to receive medical and dental health benefits under another employer’s plans, and HCPI’s obligations under this Section 5(a)(iii) shall cease. In the event Executive and his dependents are ineligible under the terms of HCPI’s benefit plans or programs to continue coverage under this Section 5(a)(iii), HCPI shall provide Executive and his dependents with substantially equivalent coverage through other sources or shall provide Executive with a lump sum payment in such amount that, after all taxes on that amount, is equal to the cost to Executive of providing Executive such benefit coverage. The lump sum shall be determined on a present value basis using the interest rate provided in section 1274(b)(2)(B) of the Code on the Date of Termination. Upon the termination of the benefits coverage under the first sentence of this Section 5(a)(iii), Executive, Executive’s spouse and Executive’s dependents shall be entitled to continuation coverage pursuant to section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), sections 601-608 of the Employee Retirement Income Security Act of 1974, as amended, and under any other applicable law, to the extent required by such laws, as if Executive had terminated employment with HCPI on the date such benefits coverage terminates.

(iv)	Executive shall be fully vested in Executive’s accrued benefits under any qualified or nonqualified pension, profit sharing, deferred compensation or supplemental plans maintained by HCPI for Executive’s benefit, except to the extent the acceleration of vesting of such benefits would violate any applicable law or require HCPI to accelerate the vesting of the accrued benefits of all participants in such plan or plans, in which case HCPI may elect to pay Executive a lump sum payment at the time specified in Section 5(a)(vii) in an amount equal to the value of such unvested accrued benefits in lieu of accelerating the vesting of Executive’s benefits, plus HCPI shall pay Executive an amount equal to the amount HCPI would have contributed to Executive’s account under HCPI’s 401(k) plan as a matching contribution had Executive remained employed by HCPI for three (3) years after Executive’s Date of Termination and had Executive made the maximum elected deferral contributions.

(v)	HCPI shall furnish Executive for six (6) years following the Date of Termination (without reference to whether the term of this Agreement continues in effect) with directors’ and officers’ liability insurance insuring Executive against insurable events which occur or have occurred while Executive was a director or officer of HCPI, such insurance to have policy limits aggregating not less than the amount in effect immediately prior to the Change in Control, and otherwise to be in substantially the same form and to contain substantially the same terms, conditions and exceptions as the liability issuance policies provided for officers and directors of HCPI in force from time to time, provided, however, that such terms, conditions and exceptions shall not be, in the aggregate, materially less favorable to Executive than those in effect on the Effective Date; and provided, further, that if the aggregate annual premiums for such insurance at any time during such period exceed one hundred and fifty percent (150%) of the per annum rate of premium currently paid by HCPI for such insurance, then HCPI shall provide the maximum coverage that will then be available at an annual premium equal to one hundred and fifty percent (150%) of such rate.

(vi)	Gross-Up Payment.

A.	Anything in this Agreement to the contrary notwithstanding, if it shall be determined that any payment or distribution to Executive or for Executive’s benefit (whether paid or payable or distributed or distributable) pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (the “Payments”) would be subject to the excise tax imposed by section 4999 of the Code by reason of being “contingent on a change in the ownership or control” of HCPI, within the meaning of Section 280G of the Code or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive from HCPI an additional payment (the “Gross-Up Payment”) in an amount such that the net amount of the Payments and the Gross-Up Payment retained by Executive after the calculation and deduction of all Excise Taxes (including any interest or penalties imposed with respect to such taxes) on the Payments and all federal, state and local income tax, employment tax and Excise Tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payment provided for in this Section 5(a)(vi), and taking into account any lost or reduced tax deductions on account of the Gross-Up Payment, shall be equal to the Payments.

B.	All determinations required to be made under this Section 5(a)(vi), including whether and when the Gross-Up Payment is required and the amount of such Gross-Up Payment, and the assumptions to be utilized in arriving at such determinations shall be made by the Accountants (as defined below) which shall provide Executive and HCPI with detailed supporting calculations with respect to such Gross-Up Payment within fifteen (15) business days of the receipt of notice from Executive or HCPI that Executive has received or will receive Payments. For purposes of making the determinations and calculations required herein, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code, provided that the Accountants’ determinations must be made on the basis of “substantial authority” (within the meaning of Section 6662 of the Code). For the purposes of this Section 5(a)(v), the “Accountants” shall mean HCPI’s independent certified public accountants serving immediately prior to the Change in Control to the extent they may lawfully perform such services. In the event that the Accountants are prohibited from providing such services or are also serving as accountant or auditor for the individual, entity or group effecting the Change in Control, HCPI shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accountants hereunder). All fees and expenses of the Accountants shall be borne solely by HCPI.

C.	For the purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of such Excise Tax, such Payments will be treated as “parachute payments” within the meaning of section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under section 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that in the opinion of the Accountants such Payments (in whole or in part) either do not constitute “parachute payments” or represent reasonable compensation for services actually rendered (within the meaning of section 280G(b)(4) of the Code) in excess of the “base amount,” or such “parachute payments” are otherwise not subject to such Excise Tax. For purposes of determining the amount of the Gross-Up Payment Executive shall be deemed to pay Federal income taxes at the highest applicable marginal rate of Federal income taxation for the calendar year in which the Gross-Up Payment is to be made and to pay any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from the deduction of such state or local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of Executive’s adjusted gross income), and to have otherwise allowable deductions for Federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-Up Payment in Executive’s adjusted gross income. To the extent practicable, any Gross-Up Payment with respect to any Payments shall be paid by HCPI at the time Executive is entitled to receive the Payments and in no event will any Gross-Up Payment be paid later than five (5) days after the receipt by Executive of the Accountants’ determination. Any determination by the Accountants shall be binding upon HCPI and Executive.

D.	As a result of uncertainty in the application of section 4999 of the Code at the time of the initial determination by the Accountants hereunder, it is possible that the Gross-Up Payment made will have been an amount less than HCPI should have paid pursuant to this Section 5(a)(v) (the “Underpayment”). In the event that HCPI exhausts its remedies pursuant to Section 5(a)(vi)(F) and Executive is required to make a payment of any Excise

Tax, the Underpayment shall be promptly paid by HCPI to or for Executive’s benefit. In the event that HCPI provides Executive with a Gross-Up Payment in an amount that is greater than the amount that HCPI should have paid pursuant to this Section 5(a)(vi) (the “Overpayment”), the Overpayment shall be promptly repaid by Executive to HCPI.

E.	Executive and HCPI shall each provide the Accountants access to and copies of any books, records and documents in the possession of HCPI or Executive, as the case may be, reasonably requested by the Accountants, and otherwise cooperate with the Accountants in connection with the preparation and issuance of the determination contemplated by this Section 5(a)(vi).

F.	Executive shall notify HCPI in writing of any claim by the Internal Revenue Service (the “IRS”) that, if successful, would require the payment by HCPI of the Gross-Up Payment. Such notification shall be given as soon as practicable after Executive is informed in writing of such claim and shall apprise HCPI of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30)-day period following the date on which Executive gives such notice to HCPI (or such shorter period ending on the date that any payment of taxes, interest and/or penalties with respect to such claim is due). If HCPI notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

i. give HCPI any information reasonably requested by HCPI relating to such claim;

ii. take such action in connection with contesting such claim as HCPI shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by HCPI;

iii. cooperate with HCPI in good faith in order to effectively contest such claim; and

iv. permit HCPI to participate in any proceedings relating to such claims; provided, however, that HCPI shall bear and pay directly all costs and expenses

(including additional interest and penalties) incurred in connection with such contest and shall indemnify Executive for and hold Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of all related costs and expenses. Without limiting the foregoing provisions of this Section 5(a)(vi, HCPI shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as HCPI shall determine; provided, however, that if HCPI directs Executive to pay such claim and sue for a refund, HCPI shall make such payment on behalf of Executive, and shall indemnify Executive for and hold Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such payment, but shall be entitled to any refund received by or on behalf of Executive because of the claim HCPI has directed him to pay; provided, further, that any extension of the statute of limitations relating to the payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, HCPI’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

(vii)	The payments provided for in Sections 5(a)(i), (ii) and (iii) shall be made not later than the fifth (5th) day following the Date of Termination; provided, however, that if the amounts of such payments cannot be finally determined on or before such day, HCPI shall pay to Executive on such day an estimate, as determined in good faith by HCPI, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth (30th) day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, or that Executive becomes entitled to a refund of any such amount paid, such excess or refund shall be paid to HCPI by Executive on the fifth (5th) day after demand by HCPI (together with interest at the rate provided in section 1274(b)(2)(B) of the Code).

(b) Severance Compensation in the Event of a Termination Without Cause or for Good Reason Unrelated to a Change in Control. In the event Executive’s employment is terminated in a Termination Without Cause or a Termination for Good Reason prior to a Change in Control or more than two (2) years thereafter, Executive shall be entitled to the benefits provided below:

(i)	HCPI shall pay to Executive (A) Executive’s full Base Salary, when due, through the Date of Termination at the rate in effect at the time Notice of Termination is given, at the time specified in Section 5(b)(iv), (B) the unpaid portion, if any, of any annual incentive compensation bonus, plus an amount equal to Executive’s annual incentive compensation bonus, pro rated from January 1 of the termination year through the Date of Termination, and (C) all other amounts to which Executive is entitled under any compensation plan of HCPI at the time such payments are due.

(ii)	In lieu of any further Base Salary payments to Executive for periods subsequent to the Date of Termination, HCPI shall pay as severance pay to Executive, at the time specified in Section 5(b)(iv), a lump sum severance payment (together with the payments provided in Section 5(b)(iii) below, the “Severance Payments”) equal to the sum of two (2) times Executive’s Base Salary as in effect as of the Date of Termination, and two (2) times Executive’s targeted annual incentive plan bonus as in effect as of the Date of Termination or the highest annual incentive plan bonus received by Executive in the three (3) years immediately prior to the Date of Termination, whichever is greater; and

(iii)	Executive shall be entitled to be paid for any accrued but unused vacation.

(iv)	For a period of two (2) years, HCPI shall continue to provide Executive and Executive’s eligible family members, based on the cost sharing arrangement between Executive and HCPI on the date immediately prior to the Date of Termination, with medical and dental health coverage at least equal to those which would have been provided to Executive and his eligible family members if Executive’s employment had not been terminated or, if more favorable to Executive, as in effect generally at any time thereafter, provided, however, that Executive shall advise HCPI if Executive becomes re-employed with another employer, and he and his eligible dependents are eligible to receive medical and dental health benefits under another employer’s plans, and HCPI’s obligations under this Section 5(b)(iv) shall cease. In the event Executive and his dependents are ineligible under the terms of HCPI’s benefit plans or programs to continue coverage under this Section 5(b)(iv), HCPI shall provide Executive and his dependents with substantially equivalent coverage through other sources or shall provide Executive with a lump sum payment in such amount that, after all taxes on that amount, is equal to the cost to Executive of providing Executive such benefit coverage. The lump sum shall be determined on a present value basis using the interest rate provided in section 1274(b)(2)(B) of the Code on the Date of Termination. Upon the termination of the benefits coverage under the first sentence of this Section 5(b)(iv), Executive, Executive’s spouse and Executive’s dependents shall be entitled to continuation coverage pursuant to section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), sections 601-608 of the Employee Retirement Income Security Act of 1974, as amended, and under any other applicable law, to the extent required by such laws, as if Executive had terminated employment with HCPI on the date such benefits coverage terminates.

(v)	The payments provided for in Sections 5(b)(i) and (ii) shall be made not later than the fifth (5th) day following the Date of Termination; provided, however, that if the amounts of such payments cannot be finally determined on or before such day, HCPI shall pay to Executive on such day an estimate, as determined in good faith by HCPI, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth (30th) day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by HCPI to Executive, payable on the fifth (5th) day after demand by HCPI (together with interest at the rate provided in section 1274(b)(2)(B) of the Code).

(c) No Severance Compensation Upon Other Termination. In the event of a Voluntary Termination, Termination For Cause, termination by reason of Executive’s Disability pursuant to Section 2(e), or termination by reason of Executive’s death pursuant to Section 2(f), Executive or his estate shall not be paid any Severance Payments pursuant to this Section 5 or any other termination payments under any other plan maintained by HCPI.

(d) Executive shall not be required to mitigate the amount of any Severance Payments provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of any Severance Payment or benefit provided for in this Section 5 be reduced by any compensation earned by Executive as the result of employment by another employer or by self-employment, by retirement benefits, by offset against any amount claimed to be owed by Executive to HCPI, or otherwise.

(e) Waiver and Release. No payments and benefits will be provided to the Executive pursuant to this Section 5 unless and until the Executive executes a waiver and release of all claims he may have against HCPI, any of its affiliates or Management Company and any of their officers, directors, employees, stockholder, members, partners, agents, representatives and successors and assigns in a form reasonably satisfactory to HCPI.

6. Covenants.

(a) Confidentiality. Executive will not, during the Employment Period, except to the extent reasonably necessary in performance of the duties under this Agreement, or at any time after termination of his employment, directly or indirectly, disclose or make available to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, any Confidential Information (as defined below). Executive agrees that, upon termination of Executive’s employment with HCPI, all Confidential Information in Executive’s possession that is in written or other tangible form (together with all copies or duplicates thereof, including computer files) shall be returned to HCPI and shall not be retained by Executive or furnished to any third party, in any form except as provided herein; provided, however, that Executive shall not be obligated to treat as confidential, or return to HCPI copies of any Confidential Information that (i) was publicly known at the time of disclosure to Executive, (ii) becomes publicly known or available thereafter other than by any means in violation of this Agreement or any other duty owed to HCPI by any person or entity, or (iii) is lawfully disclosed to Executive by a third party. As used in this Agreement, the term “Confidential Information” means: all trade secrets and proprietary or confidential information disclosed to Executive or known by Executive as a consequence of or through Executive’s relationship with HCPI, about the customers, employees, business methods, public relations methods, organization, procedures or finances, including, without limitation, information of or relating to customer lists, of HCPI and its affiliates.

(b) Noncompetition.

(i)	Executive acknowledges and agrees that: (A) Executive’s services pursuant to this Agreement are unique and extraordinary, and that Executive will have access to and control of Confidential Information of HCPI which is vital to the success of HCPI’s business, (B) because of Executive’s knowledge of HCPI’s Confidential Information it is unlikely that Executive could work for a Competitor of HCPI (as defined below) without divulging such Confidential Information; and (C) the business of HCPI is national in scope and cannot be confined to any particular geographic area of the United States.

(ii)	For the foregoing reasons, and in consideration for the payments and benefits offered by HCPI under this Agreement, Executive hereby agrees to the following:

A.	During the Employment Period and for a twelve (12) month period commencing with Executive’s Date of Termination (collectively, the “Covenant Period”), Executive shall not, either on his own account or jointly with or as a manager, agent, officer, employee, consultant, partner, joint venturer, owner or shareholder or otherwise on behalf of any other person, firm or corporation, directly or indirectly, engage in any activity with a competitor of HCPI in the health care real estate acquisition, development, management, investment or financing industry (a “Competitor”). Notwithstanding the foregoing, the parties agree that Executive will serve as a Governor and Chief Manager of MedCap Holding IX L.L.C. for the purpose of owning the Sparks properties in Arkansas with intention of selling the same, oversight of that certain Swap Agreement with Wachovia and certain interest rate caps, and other limited business activities related to post closing adjustments and claims and other matters directly related to the foregoing and that such service will not be deemed to be a violation of the foregoing.

B.	Eligibility for Severance Payments and other benefits under this Agreement is contingent upon Executive’s agreement and compliance with the covenant as stated in this Section 6(b). No further payments or eligibility for benefits continuation will be available to Executive if Executive violates the covenants stated herein, and Executive shall be required to repay any Severance Payments and benefits previously provided by HCPI, in addition to any other remedies that HCPI may have.

C.	It is a specific condition of this Agreement that Executive shall advise in writing any person or entity whom a reasonable person would believe to be a Competitor and with whom Executive is contemplating entering into a business relationship of Executive’s obligations pursuant to this Agreement and specifically to disclose all covenants contained in this Section 6. It is also a specific condition of this Agreement that so long as Executive is receiving any Severance Payments or benefits under this Agreement with respect to any type of termination, Executive shall be obligated to immediately notify HCPI as to the specifics of any new position or business venture that Executive is planning to commence as an employee or consultant or otherwise, and to take affirmative steps to assure HCPI that Executive will not divulge any of HCPI’s Confidential Information or otherwise violate the covenants in this Section 6 in such position or business venture.

(c) Non-Solicitation. Executive hereby agrees that during the Employment Period and for the period commencing on the Date of Termination and terminating on the first (1st) anniversary thereof, Executive shall not, either on his own account or jointly with or as a manager, agent, officer, employee, consultant, partner, joint venturer, owner or shareholder or otherwise on behalf of any other person, firm or corporation, directly or indirectly, solicit or attempt to solicit away from HCPI or hire any of HCPI’s officers or employees or offer employment to any person who, on or during the six (6) months immediately preceding the date of such solicitation or offer, is or was an officer or employee of HCPI; provided, however, that a general advertisement to which an employee of HCPI responds shall not be deemed to result in a breach of this Section 6(c).

7. Indemnification. HCPI will indemnify Executive to the fullest extent permitted by applicable law and the certificate of incorporation and by-laws of HCPI, whichever affords the greater protection to Executive.

8. Arbitration; Dispute Resolution. Any disagreement, dispute, controversy, claim, suit, action or proceeding (collectively, a “Dispute”) arising out of or relating to this Agreement or the interpretation of this Agreement or any arrangements relating to this Agreement or contemplated in this Agreement or the breach, termination or invalidity thereof shall be settled by final and binding arbitration in accordance with the following:

(a) The arbitration shall be administered by the JAMS/Endispute in New York, New York, in accordance with its then existing JAMS/Endispute Arbitration Rules and Procedures for Employment Disputes.

(b) In the event of such an arbitration proceeding, Executive and HCPI shall each select an arbitrator from among the JAMS/Endispute panel of arbitrators, and the two party-appointed arbitrators shall select a neutral third arbitrator.

(c) Neither Executive nor HCPI nor the arbitration tribunal shall disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties.

(d) Except as provided herein, the Federal Arbitration Act shall govern the interpretation, enforcement and all proceedings under this Section 8.

(e) The arbitration tribunal shall apply the substantive law (and the law of remedies, if applicable) of the State of Tennessee, or federal law, or both, as applicable, and the arbitration tribunal is without jurisdiction to apply any different substantive law.

(f) The arbitration tribunal shall have the authority to entertain a motion to dismiss and/or a motion for summary judgment by any party and shall apply the standards governing such motions under the Federal Rules of Civil Procedure. The arbitration tribunal shall render an award and a written, reasoned opinion in support thereof. Judgment upon the award may be entered in any court having jurisdiction thereof.

(g) HCPI shall pay all fees and expenses of the arbitration tribunal regardless of the result.

9. Miscellaneous.

(a) Waiver. The waiver of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or other provision hereof.

(b) Entire Agreement; Modifications. Except as otherwise provided herein, this Agreement represents the entire understanding among the parties with respect to the subject matter hereof, and this Agreement supersedes any and all prior understandings, agreements, plans and negotiations, whether written or oral, with respect to the subject matter hereof, including without limitation, any understandings, agreements or obligations respecting any past or future compensation, bonuses, reimbursements or other payments to Executive from HCPI. All modifications to the Agreement must be in writing and signed by the party against whom enforcement of such modification is sought.

(c) Notices. All notices and other communications under this Agreement shall be in writing and shall be given by telegraph or first class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given three days after mailing or twelve (12) hours after transmission of a telegram to the respective persons named below:

If to HCPI:	Health Care Property Investors, Inc.
4675 MacArthur Court, 9th Floor, Suite 900
Newport Beach, California 92660
Attention: Chairman of the Board

If to Executive:	Charles A. Elcan
508 Belle Meade Blvd.
Nashville, TN 37205

Any party may change such party’s address for notices by notice duly given pursuant to this Section 9(c).

(d) Headings. The Section headings herein are intended for reference and shall not by themselves determine the construction or interpretation of this Agreement.

(e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee applicable to contracts entered into and wholly to be performed within the State of Tennessee by residents of Tennessee.

(f) Severability. Should a court or other body of competent jurisdiction determine that any provision of this Agreement is excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, and all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.

(g) Survival of HCPI’s Obligations. HCPI’s obligations hereunder shall not be terminated by reason of any liquidation, dissolution, bankruptcy, cessation of business, or similar event relating to HCPI. This Agreement shall not be terminated by any merger or consolidation or other reorganization of HCPI. In the event any such merger, consolidation or reorganization shall be accomplished by transfer of stock or by transfer of assets or otherwise, the provisions of this Agreement shall be binding upon and inure to the benefit of the surviving or resulting corporation or person. This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, successors and assigns of the parties; provided, however, that except as herein expressly provided, this Agreement shall not be assignable either by HCPI (except to an affiliate of HCPI in which event HCPI shall remain liable if the affiliate fails to meet any obligations to make payments or provide benefits or otherwise) or by Executive. The provisions of Section 5(a) shall survive the expiration or non-renewal of this Agreement, and the provisions of Section 5(b) shall apply to any Termination Without Cause within twelve (12) months following the expiration of this Agreement.

(h) Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement.

(i) Withholdings. All compensation and benefits to Executive hereunder shall be reduced by all federal, state, local and other withholdings and similar taxes and payments required by applicable law.

10. Acknowledgement. Executive represents and acknowledges the following:

(a) He has carefully read this Agreement in its entirety;

(b) He understands the terms and conditions contained herein;

(c) He has had the opportunity to review this Agreement with legal counsel of his own choosing and has not relied on any statements made by HCPI or its legal counsel as to the meaning of any term or condition contained herein or in deciding whether to enter into this Agreement; and

(d) He is entering into this Agreement knowingly and voluntarily.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HEALTH CARE PROPERTY INVESTORS, INC.

By:	/s/ EDWARD J. HENNING
Edward J. Henning
Senior Vice President, General Counsel and Corporate Secretary

EXECUTIVE

/s/ CHARLES A. ELCAN
CHARLES A. ELCAN